                                                               EXHIBIT (a)(5)


PRESS RELEASE                             CONTACT PERSON:
                                          F.W. LAZENBY  (615) 244-1908
                                          Chairman, President,
                                          Chief Executive Officer
                                          FRED G. FRICK
                                          Executive Vice President



             SOUTHCAP CORPORATION ANNOUNCES TENDER OFFER FOR UNITED
                          HOME LIFE INSURANCE COMPANY

     Nashville, Tennessee (April 8, 1997) - SouthCap Corporation announced today that it is offering to purchase all the outstanding shares of common stock of United Home Life Insurance Company ("United Home Life") in a cash tender offer at $4.50 per share. On March 27, 1997, SouthCap received the approval of the Indiana Commissioner of Insurance to make the tender offer. United Home Life currently has 1,209,298 shares of common stock outstanding. SouthCap will use cash from available resources to pay for the shares acquired in the tender offer. SouthCap Corporation stated that its offer will expire at 5:00 p.m. Indianapolis, Indiana time on Tuesday, May 20, 1997, unless extended, and that the cash tender offer is subject, among other things, to SouthCap Corporation receiving at least 50.1% (fifty and one-tenth percent) of the outstanding common stock of United Home Life.

     SouthCap Corporation announced that it has appointed Fifth Third Bank, Cincinnati, Ohio, as Depository and D.F. King & Co., Inc. as Information Agent for the offer.

     SouthCap Corporation stated that the offer is being made only by its Offer to Purchase dated April 8, 1997 and related Letter of Transmittal, copies of which may be obtained from D.F. King & Co., Inc.

     SouthCap Corporation is a privately held life insurance holding company headquartered in Nashville, Tennessee. SouthCap Corporation presently owns 3.6% of the outstanding common stock of United Home Life and has the right to acquire an additional 2.8%.

     United Home Life Insurance Company is an Indiana life insurance company with its home office in Greenwood, Indiana. The common stock of United Home Life is traded over-the-counter on the "pink sheets". United Home Life had approximately $216 million of life insurance in force at December 31, 1996, and it had premium income of approximately $3.8 million in 1996. United Home Life incurred a loss of approximately $47,000 in 1996.

                                    - END -